UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☒ Form 20-F  ☐ Form 11-K  ☐  Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED
ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	UTime Limited
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District
City, State and Zip Code:	Shenzhen, People’s Republic of China 518061

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

UTime Limited (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2023 (the “Annual Report”) by July 31, 2023, the filing date applicable to foreign private issuers, due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report in connection with the Registrant’s action of closing Indian business including two professional teams, one warehouse and approximately 800 service centers. The Indian subsidiary is under the process of cancellation. As a result, the Registrant could not finalize its financial statement preparation and disclosures for the period ended March 31, 2023 without undue hardship and expense to the Registrant. The Registrant anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Hengcong Qiu	(86) 755	86512266
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations that the Registrant expects to report for the period ended March 31, 2023 will reflect significant changes from its results of operations for the fiscal year ended March 31, 2022. The Registrant estimated that its revenue was $29.2 million during the fiscal year ended March 31, 2023, representing a decrease of approximately 32.8%, from $43.4 million for the fiscal year ended March 31, 2022, and its estimated net loss was approximately $13.1 million for the fiscal year ended March 31, 2023, representing an increase of approximately 128.9%, as compared to a net loss of $6.2 million for the fiscal year ended March 31, 2022. The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and may differ once reported in the Form 20-F to be filed by the Registrant.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, the registrant’s expectations as to the timing of the Form 20-F filing and the registrant’s expectation that the changes will not impact its previously filed primary financial statements.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the timing of the review by, and the conclusions of, the registrant’s independent registered public accounting firm regarding the registrant’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 20-F will take longer than expected. The registrant disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

UTime Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 1, 2023	By:	/s/ Hengcong Qiu
Hengcong Qiu
Chief Executive Officer

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